UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  May 15, 2002


                         PREMIER INTERNATIONAL FOODS PLC
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                 (Translation of registrant's name into English)



                                 Hillsdown House
                            32 Hampstead High Street
                             London NW3 1QD England
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                     (Address of principal executive office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of
                            Form 20-F or Form 40-F.)
                           Form 20-F |X| Form 40-F |_|


        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                Securities Exchange Act of 1934.) Yes |_| No |X|

                                  EXHIBIT INDEX
                                  -------------

   Exhibit                            Description
   -------                            -----------

     99.1 Press release, dated May 15, 2002, issued by Premier relating to results for the first quarter ended March 31, 2002

     99.2 Quarterly Financial Report of Premier for the three months ended March 31, 2002

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2002


Premier International Foods plc



By:     /s/ Robert Schofield
      --------------------------------
Name:    Robert Schofield
Title:   Chief Executive